Unusual Whales Subversive Democratic Trading ETF Unusual Whales Subversive Republican Trading ETF (together, the “Target Funds”),
Each a series of Series Portfolios Trust

October 18, 2024

Dear Shareholder,

As a shareholder in one or more of the above Target Funds, we have sent you proxy communications in connection with a proposed Agreement and Plan of Reorganization (the “Plan”) for each Fund at the Special Meeting of Shareholders scheduled to be held on December 4, 2024.

I am pleased to report that your fellow shareholders have responded and are showing support for the proposal. Greater than 90% of votes cast support the proposal. Please join your fellow shareholders by taking a few moments to sign, date and mail the enclosed proxy card in the prepaid envelope or follow the instructions below to vote by telephone or internet.

Vote by Phone by calling +1 (888) 372-8265 and speaking with a proxy voting specialist today. Our representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed card and follow the prompts.

:	Vote by Internet by visiting the internet address on the enclosed card and following the instructions.
*	Vote by Mail by completing, signing, and dating the enclosed card and returning it in the enclosed prepaid return envelope.

If you have any questions or need assistance in voting, please contact our proxy solicitor, Morrow Sodali Fund Solutions at +1 (888) 372-8265. Please note that a representative may call you to assist in voting.

Sincerely,
/s/ Ryan L. Roell
President, series portfolios trust